August 7, 2023

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Mr. Ray Be

100 F Street, N.E.

Washington, DC 20549

Capitol Series Trust (the “Registrant”)

SEC File No. 811-22895

Dear Mr. Be:

Below please find our responses to your comments with respect to the Registrant’s Post-Effective Amendment No. 135 (“PEA No. 135”) to its Registration Statement on Form N-1A (“Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 30, 2023 (accession number 0001580642-23-002955). The purpose of PEA No. 135 is to add the Fuller & Thaler Behavioral Mid-Cap Equity Fund (the “Fund”) as a series of the Registrant.

Prospectus

Comment 1: On the cover of the prospectus, there is a caption that reads “* Shares listed above denoted with [*] will be registered and offered for sale at a later date.” You noted that the caption is not consistent with the fact that the registration statement contains information about those share classes, and it would not be proper to include those share classes in the Fee Table if it is not the intention of the Registrant to register those share classes.

Response to Comment 1: Registrant agrees with the comment and will modify the caption on the cover to read: “* Shares listed above denoted with [*] will be offered for sale at a later date”. In addition, any references indicating that those share classes are to be registered at a later time will be removed from the registration statement. The symbols of the share classes to be offered immediately will be inserted in the forthcoming filing pursuant to Rule 485(b).

Comment 2: On page 1, in the section entitled Fees and Expenses of the Mid-Cap Equity Fund where the first sentence currently reads as follows: “The tables below describe the fees and expenses that you may pay if you buy and hold shares of the Fund”. You requested that the sentence be modified to reflect that there may also be charges associated with selling certain share classes.

Response to Comment 2: Registrant will modify the disclosure to read as follows: “The tables below describe the fees and expenses that you may pay if you buy, sell, or and hold shares of the Fund.”

Comment 3: In the fee table, to the extent a share class is not being registered pursuant to this filing, remove that class from the fee table.

Response to Comment 3: Please see Registrant’s response to Comment 1. As we discussed in our follow up conversation, Registrant seeks to keep the caption referenced in Comment 1 in the registration statement as Registrant does intend to register such shares but also seeks to communicate to intermediaries and other investors that those share classes are not currently offered for sale but will be made available if and when sufficient interest is expressed.

Comment 4: In the first sentence of the first full paragraph on page 3 of the Prospectus, with a view towards enhancing disclosure, please include discussion of how the behavioral risk finance model is impacted by or adjusts for index investing and algorithmic trading strategies that may not reflect behavioral biases of active investors. Said differently, what is the risk of managing the Fund based on a behavioral bias strategy relative to index or quantitative models where such biases are not considered.

Response to Comment 4:

Fuller & Thaler (Adviser”) disagrees with the contention that index or quantitative models are necessarily bias free. Instead, the Adviser believes that investors can make mistakes trading individual stocks or trading bundles of stocks, such as trading among industry index funds, and that behavioral biases can be embedded into stock-picking algorithms. Consequently, we have added the following language as the fifth sentence to the referenced paragraph on page 3 of the prospectus.

Investors can make mistakes trading individual stocks or trading bundles of stocks, such as trading among industry index funds, or embedding biases into stock-picking algorithms.

The Adviser further believes that the following disclosure under the heading “Behavioral Strategy Risk” on pages 6 and 11 of the Prospectus adequately describes the risks associated the Behavioral Finance Strategy and the Adviser’s implementation thereof, including the risks that you have identified in comment 4:

Behavioral Strategy Risk. When taking investment positions, Fuller & Thaler will apply principles based on behavioral finance. In order to take advantage of behavioral biases, Fuller & Thaler generally focuses on certain markers of possible under- and over-reaction. Securities identified using this type of strategy may perform differently from the market as a whole based on the following: the criteria used in the analysis; whether the criteria used are successful in predicting investor behavior; the weight placed on each criterion; and changes in the criteria’s historical trends. The criteria used in implementing this strategy and the weight placed on those criteria may not be predictive of a security’s value, and the effectiveness of the criteria can change over time. These changes may not be reflected in the current analytical approach used to implement the behavioral strategy. There can be no guarantee that Fuller & Thaler will be successful in applying behavioral finance principles to successfully predict investor behavior to exploit stock price anomalies.

Comment 5: With respect to the first full paragraph on page 3, 7th sentence beginning “there are two kinds of mistakes” about over/under reaction, please disclose the types of data and analysis the Adviser uses to determine whether there is overreaction or underreaction to events. That is, disclose how the over/under reaction opportunities are identified.

Response to Comment 5:

The Adviser applies its Behavioral Strategy at the individual stock level, and with respect to such issuers, searches for events related to insider buying, earnings announcements, and other news that suggest types of potential investor mistakes. The Adviser then draws from its more than 25 years of experience in analyzing such events. If potential investor mistakes are detected, the Adviser then proceeds to its fundamental analysis of the company. For example, when the Adviser sees insider-buying in a stock -- executives either buying for their own account or buying back shares of the company on the company’s behalf --it buys the stock if its analysis suggests the insider buying is big and unusual, that other investors are likely over-reacting to bad news, and the company has solid fundamentals. Similarly, when the Adviser sees positive earnings surprises or other good news, it buys if its analysis suggests the good news is big and persistent, other investors are likely to under-react to the good news, and the company has solid fundamentals. The Adviser will generally sell a position when it believes that an investor mistake has reversed or if the firm’s fundamentals deteriorate.

Please also see our response to Comment 6 and 8.

Comment 6: In the first full Paragraph on Page 3 of the prospectus, 8th sentence beginning “At the individual stock level, please explain how the strategy uses insider buying to determine whether an investment opportunity is present.

Response to Comment 6:

When the Adviser sees insider-buying in a stock -- executives either buying for their own account or buying back shares of the company on the company’s behalf -- it buys if its analysis suggests the insider buying is big and unusual, that other investors are likely over-reacting to bad news, and the company has solid fundamentals. Similarly, when the Adviser sees positive earnings surprises or other good news, it buys if the company has solid fundamentals and its analysis suggests the good news is big and persistent, that other investors are likely to under-react to the good news, and the company has solid fundamentals.

Please also see our response to Comments 5 and 8.

Comment 7: In the first full paragraph on age 3 of the prospectus, there are three references to “investor misbehavior”. Please consider using a less loaded term than ‘investor misbehavior’ as that term implies wrongdoing.

Response to Comment 7:

The term “misbehavior” as used in the Prospectus has its origins in a book about the history of behavioral finance entitled “Misbehaving: The Making of Behavioral Economics”, which was written by the Adviser’s Nobel-prize-winning founder Dr. Richard Thaler. We had originally used the word “misbehavior” in the Prospectus in reference that book, but appreciate the comment that the word misbehavior has a different connotation in other contexts. Registrant consequently has replaced the term “investor misbehavior” with “investor mistakes” as appropriate wherever such term appears in the Prospectus. Please also see our response to Comment 8.

Comment 8. With respect to the first full paragraph on page 3 of the Prospectus, you provided a general comment concerning that the substance of the disclosure about the Principal Investment Strategies overall, and requested that Registrant revise this paragraph/section to more clearly describe the strategy, its component steps, and the types of analysis at each step when making investment decisions. You noted that the disclosure about markets making behavioral mistakes does not appear to transition easily into the analysis done at the individual stock level, and that it is unclear whether the Adviser analyzes markets generally and then individual stocks or are looking at the individual stocks only. Please explain the strategy more clearly and specifically.

Response to Comment 8: In response to comment 8, we have revised the referenced disclosure to read as follows (newly inserted language is underlined and deleted language is highlighted in yellow):

The Fund seeks to achieve its investment objective by building a diversified portfolio of U.S. stocks in a disciplined process that applies the proprietary research of Fuller & Thaler, the Fund’s investment adviser, on the behavioral biases of other investors. Fuller & Thaler’s investment process is based on decades of research into behavioral finance. Behavioral finance is the study of how investors actually behave, as opposed to how they should behave, when making investment decisions. Professional investors are human, and like all humans, they make mistakes. Investors can make mistakes trading individual stocks or trading bundles of stocks, such as trading among industry index funds, or embedding biases into stock-picking algorithms. Investors make mistakes because they have emotions, use imperfect rules of thumb, and have priorities beyond risk and return. Fuller & Thaler’s process identifies and exploits those mistakes. The Adviser’s analysis includes making educated predictions of when other investors – the “market” – have likely made a behavioral mistake, and in turn, have created a buying opportunity. There are two kinds of mistakes that produce buying opportunities: over-reaction and under-reaction. Investors may over-react to bad news and losses (e.g., panic) that may present opportunities in typically value-oriented stocks, or they may under-react to good news (e.g., not pay attention) that may present opportunities in typically growth-oriented stocks. At the individual stock level, Fuller & Thaler searches for events related to insider buying, earnings announcements, and other news that suggest investor mistakes due to behavioral biases. When Fuller & Thaler sees insider-buying in a stock-- executives either buying for their own account or buying back shares of the company on the company’s behalf -- Fuller

& Thaler buys if its analysis suggests the insider buying is big and unusual, that other investors are likely over-reacting to bad news, and the company has solid fundamentals. Similarly, when Fuller & Thaler see positive earnings surprises or other good news, Fuller & Thaler buys if its analysis suggests the good news is big and persistent, that other investors are likely to under-react to the good news, and the company has solid fundamentals. The firm draws from its more than 25 years of experience in analyzing events that suggest investor misbehavior mistakes. If these behaviors are present, Fuller & Thaler then proceeds to its fundamental analysis of the company, with a focus on downside analysis. In summary, if an investor mistake is likely and the company has solid fundamentals, the portfolio managers buy the stock. The portfolio managers generally sell when they believe investor misbehavior mistakes have reversed or the firm’s fundamentals deteriorate. There is no set length of time that the Fund expects to hold a particular security. The Fund seeks to deliver similar risk characteristics to the Russell MidCap® Index.

Comment 9. On Page 4 of the Prospectus, under the heading “Liquidity Risk”, please place the risk in context; and explain why the portfolio securities would be illiquid. Generally, please explain why “Liquidity Risk” is a principal investment risk or move the Liquidity Risk disclosure out of the Principal Investment Risk section.

Response to Comment 9:

The Adviser considers the smaller capitalization stocks within the mid cap universe (which constitute greater than 5% of the mid-capitalization universe) to have liquidity risk. In addition, a fund of this nature, containing less than 140 mid-capitalization equity securities, may become capacity constrained in the future and in that event may need to be placed in limited offering For these reasons, the Advisor believes that “Liquidity Risk” is appropriately considered a Principal Investment Risk. We have modified the risk disclosure to include this explanation of why the Adviser considers Liquidity Risk to be a principal investment risk,

Sincerely,
/s/ Paul Leone
Mr. Paul Leone, Secretary Capitol Series Trust

cc:	Mr. Martin Dean, Chief Compliance Officer Ms. Tiffany Franklin, Assistant Secretary